082-00034

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

20 March 2008

Mutineer-Exeter Production Recommences

Santos advises that production has recommenced at the Mutineer-Exeter oil fields following the successful completion of electrical repairs on the FPSO.

Forward production is expected to achieve 20,000 to 22,000 barrels of oil per day gross, in line with previous guidance.

Mutineer-Exeter was shut-down for temporary repairs in early February 2008 following electrical damage which rendered the sub-sea pumps inoperable. Full electrical repairs are expected to be completed in 2009.

A workover programme on Mutineer-Exeter will commence in the second quarter of 2008 to further enhance production from the fields.

Interests in the Mutineer-Exeter oil fields are:

SUPPL

Santos (Operator)	33.4%
Kufpec	33.4%
Nippon Oil	25.0%
Woodside Petroleum	8.2%

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

08001489

PROCESSED
MAR 2 8 2008
THOMSON FINANCIAL

3/27

ASX/Media Release

Santos

Media enquiries
Matthew Doman
+61 8 8116 5260 / +61 (0) 421 888 858
matthew.doman@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

25 March 2008

Managing Director Retires

Santos today announced that Managing Director and Chief Executive, John Ellice-Flint will step down from his role effective immediately. He will continue with the Company until 30 June 2008 in a consulting capacity. Executive Vice President, David Knox, has been appointed Acting Chief Executive Officer until the completion of an international search for a successor to Mr Ellice-Flint.

Santos Chairman, Stephen Gerlach, said Mr Knox's extensive industry experience and existing senior role within Santos meant he was very well placed to step into the Acting CEO position.

"The Board has total confidence that David has the necessary skills and experience to lead the Company while we undertake a comprehensive selection process for John's successor. We expect that Mr Knox will be a strong candidate for that role," Mr Gerlach said.

Mr Gerlach thanked Mr Ellice-Flint for his very significant contribution to Santos, and said that his extensive experience and industry knowledge have been of crucial importance to the Company.

Since his appointment in 2000, Mr Ellice-Flint has led Santos through a period of significant growth and development. His achievements include taking the Company from a domestic onshore oil and gas producer to become a leading regional oil and gas field operator as well as a producer of LNG and CSG.

Mr Ellice-Flint has also been responsible for key projects such as the development of the Mutineer and Exeter offshore oil fields, the Bayu Undan LNG field, and recent initiatives such as the Gladstone LNG project, the Moomba Carbon Storage project and the agreement of the South Australian Government to repeal the 15% shareholding cap.

"John has driven the transformation of Santos' reserves position and operations to underwrite a very promising long term growth outlook. He has also brought about a remarkable cultural change throughout the Company to make it far more innovative and regionally focused," Mr Gerlach said.

"For several years, the Board has been working to identify and attract industry leading professionals to both the Board and executive management team.

"Over recent months we have been discussing the best timing for the identification and appointment of the CEO to lead the Company's next phase of growth. With the shareholding cap soon to be removed and the increasing pace of planning for the Gladstone LNG project, we came to the view that we should implement the orderly transition process announced today.

"John's successor will inherit a Company well placed to embark on the next phase of its expansion, as it pursues strategic growth opportunities in new markets," Mr Gerlach said.

Mr Ellice-Flint said: "I feel privileged to have served as Managing Director of such a dynamic and promising organisation. I am proud of Santos' achievements to date and have great confidence in the team we have assembled to lead Santos into the future."

"The Company has an excellent portfolio of quality assets with depth. I am very pleased with the transformation that we have put in place and I feel that it is the right time to move on to other opportunities," he said.

Biographical notes for David Knox

- Joined Santos in September 2007 as Executive Vice President, Growth Businesses, responsible for growth in Santos' emerging new businesses including LNG, Geoscience and New Ventures, Indonesia and other strategic projects.
- Extensive global experience in the petroleum industry. Previously Managing Director for BP Exploration and Production in Australasia from 2003 to 2007.
- During 25 year career held senior positions with BP in Australia, United Kingdom and Pakistan. Previously worked for ARCO and Shell in the United States, Netherlands, United Kingdom and Norway.
- Holds a first class honours degree in Mechanical Engineering from Edinburgh University and a Masters of Business Administration.

A photograph of Mr Knox is available.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

Santos Limited ABN 80 007 550 923
GPO Box 2455, Adelaide SA 5001
Telephone: +61 8 8218 5111 Facsimile: +61 8 8218 5131
www.santos.com

ASX/Media Release

Santos

Media enquiries
Christian Bennett
+61 8 8116 5155 / +61 (0) 400 686 106
christian.bennett@santos.com

Investor enquiries
Andrew Nairn
+61 8 8116 5314 / +61 (0) 437 166 497
andrew.nairn@santos.com

18 March 2008

Santos appoints Peter Coates to Board

Santos today announced the appointment of Mr Peter Coates to its Board of Directors, effective immediately.

Mr Coates, 62, has more than 40 years international experience in commodities industries including coal, nickel, iron ore and bauxite, and built a global coal mining business through successful mergers and acquisitions.

Mr Coates held the position of Chief Executive Officer of Xstrata Coal, Xstrata plc's global coal business, until his retirement from the position in December 2007. He led the company from its inception as Glencore Coal in 1994 and through its acquisition by Xstrata in 2002. Under his leadership, Xstrata Coal grew to become the world's leading exporter of thermal coal and a significant producer of coking coal, with operations across South Africa, Australia and the Americas. Mr Coates has been Chairman of Xstrata Australia since January 2008.

Throughout his career, Mr Coates has also played a key role in the development of industry leading workplace reporting and governance standards, for numerous joint venture partnerships and other UK and Australian listed companies.

Mr Coates is the immediate past Chairman of the Minerals Council of Australia and a past Chairman of the NSW Minerals Council and the Australia Coal Association. He was also a member of the APEC 2007 Business Consultative Group and the Prime Minister's Emission Trading Task Group. Mr Coates is a current member of the Business Council of Australia.

Santos Chairman, Mr Stephen Gerlach said he was delighted that Mr Coates will join the Santos Board of Directors.

"It is very pleasing to appoint a new director with such notable international business experience. I am confident Mr Coates' solid background in the broader world energy marketplace and the experience he gained in building Xstrata Coal's global business will enable him to make a significant contribution to Santos," he said.

A photograph of Mr Coates is available.

Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

TO: SECURITIES EXCHANGE COMMISSION

APPENDIX 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

ASX: STO NASDAQ: STOSY Securities Exchange Commission: Ref: # 82-34

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**42,750**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with all other ordinary shares on issue.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes.**
5	Issue price or consideration	**$8.46**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Issue consequent upon exercise of options granted on 22 May 2005 pursuant to the Santos Executive Share Option Plan.**

7 Dates of entering securities into uncertificated holdings or despatch of certificates	**20 March 2008**	
8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	**585,885,159**	**Fully paid ordinary shares.**
	6,000,000	**Franked Unsecured Equity Listed Securities (FUELS)**

	Number	Class
9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		**Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:**
	400	**(i) held by eligible employees; and**
	75,746	**(ii) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.**
	46,500	**Executive share plan '0' shares of 25 cents each paid to 1 cent.**
	41,500	**Executive share plan '2' shares of 25 cents each paid to 1 cent.**
	1,116,800	**Share Acquisition Rights issued pursuant to the Santos Employee Share Purchase Plan.**
	4,146,128	**Executive options issued pursuant to the Santos Executive Share Option Plan.**
	166,200	**Fully paid ordinary shares issued pursuant to the vesting of SARs**
	14,847	**Fully paid ordinary shares issued pursuant to the Non-Executive Directors Share Plan**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**Rank equally with existing fully paid ordinary shares.**

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(tick one)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 – 1,000
1,001 – 5,000
5,001 – 10,000
10,001 – 100,000
100,001 – and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

43 Number and class of all securities not quoted on ASX

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

     Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 20 March 2008
Secretary

Print name: JAMES LESLIE BAULDERSTONE

END